SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934




                             VISION TWENTY-ONE, INC.
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   92831N 10 1
                                   -----------
                                 (CUSIP Number)


                                Gregory L. Wilson
                             Chief Financial Officer
                             LaserSight Incorporated
                               12161 Lackland Road
                            St. Louis, Missouri 63146
                                 (314) 576-1563

                                    Copy to:
                          Sonnenschein Nath & Rosenthal
                             One Metropolitan Square
                                   Suite 3000
                            St. Louis, Missouri 63102
                                 (314) 241-1800
                         Attn: Timothy L. Elliott, Esq.
                             J. Timothy Gorman, Esq.

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 March 10, 1998
                                 --------------
                          (Date of Event which Requires
                            Filing of this Statement)

CUSIP No. 92831N 10 1                 13D                      Page 2 of 5 Pages


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

CUSIP No. 92831N 10 1                 13D                      Page 3 of 5 Pages



1.       NAME OF REPORTING PERSON                        LASERSIGHT INCORPORATED

         S.S. OR I.R.S. IDENTIFICATION NO.                            65-0273162


2.       CHECK THE APPROPRIATE BOX                           (a) [ ]
         IF A MEMBER OF A GROUP                              (b) [X]


3.       SEC USE ONLY


4.       SOURCE OF FUNDS                                                      OO


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)           [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware


 NUMBER OF                  7.  SOLE VOTING POWER                        651,815

  SHARES
                            8.  SHARED VOTING POWER                          -0-
BENEFICIALLY

OWNED BY EACH               9.  SOLE DISPOSITIVE POWER                   651,815

 REPORTING
                           10.  SHARED DISPOSITIVE POWER                     -0-
PERSON WITH


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    651,815


12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES                 [ ]


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 5.3%


14.      TYPE OF REPORTING PERSON                                             CO

CUSIP No. 92831N 10 1                 13D                      Page 4 of 5 Pages


         This Amendment No. 1 ("Amendment") amends the Statement on Schedule 13 D (the "Statement"), filed by LaserSight on January 9, 1998. Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

         Item 5(a) of the Statement is hereby amended as follows:

                  (a) As of the date hereof, LaserSight beneficially owns that number of the Vision 21 Shares, which represents approximately 5.3% of the 12,282,913 Shares outstanding as of March 13, 1998 (based on information  provided to  LaserSight  by Vision 21).  Thomas  Quinn,  a
         LaserSight director, beneficially owns 46,050 or 0.4% of the outstanding Shares (the "Quinn Shares"). To LaserSight's knowledge, none of its other executive officers or directors beneficially owns any Shares.

         Item 5(c) of the Statement hereby amended and restated in its entirety as follows:

                  (c) Except for the sale of 168,270 of the Vision 21 Shares (the "Liquidation Shares") (representing approximately 21% of the total) by LaserSight to Vision 21 on or about March 10, 1998, neither LaserSight nor, to its knowledge, any of its executive officers or directors has effected any transactions in Shares during the past 60 days.

                  The Liquidation Shares were repurchased by Vision 21 at a price equal to $9.50 per share in accordance with the terms of the Stock Distribution Agreement. That agreement requires Vision 21 to liquidate the Vision 21 Shares by a sale through a market maker designated by Vision 21 pursuant to a shelf registration statement or a private placement, or its repurchase of the Vision 21 Shares (the alternative utilized to liquidate the Liquidation Shares). To date, LaserSight has received $1,548,084 of the $1,598,565 total proceeds payable by Vision 21 in connection with the purchase and sale of the Liquidation Shares. The Stock Distribution Agreement provides that the remaining balance of the Vision 21 Shares is to be liquidated pursuant to the following schedule (or sooner, at Vision 21's option):

                                Month           Approximate
                                (1998)          Percentage
                                                ----------
                             March...........       26%
                             April...........       35%
                             May.............       39%
                                                    ---
                                Total........      100%
                                                   ====

CUSIP No. 92831N 10 1                 13D                      Page 5 of 5 Pages


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 18, 1998

                                            LASERSIGHT INCORPORATED


                                            By:  \s\ Gregory L. Wilson
                                                --------------------------
                                                 Gregory L. Wilson
                                                 Chief Financial Officer